AMENDMENT TO MANAGEMENT AGREEMENT

This Amendment to the Administration Agreement dated November 10, 1997 between Smith Barney Mutual Funds Management Inc. and Smith Barney Income Funds in respect of Smith Barney Total Return Bond Fund is entered into by Smith Barney Fund Management LLC. (the “Manager”) and Smith Barney Income Funds (the “Trust”), in respect of the Smith Barney Total Return Bond Fund as of the 1st day of October, 2005.

WHEREAS, the Manager is the successor to Smith Barney Mutual Funds Management Inc., and

WHEREAS, the Board of Trustees of the Trust has voted to decrease the compensation payable under the Management Agreement; and

WHEREAS, the Trust and the Manager desire to amend the Management Agreement to reflect the decreased management fee;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Section 3 of the Management Agreement is deleted in its entirety and replaced with the following:

3. Compensation. In consideration of the services rendered pursuant to this Agreement, the Fund will pay the manager on the first business day of each month a fee for the previous month at an annual rate according to the following schedule:

Average Daily Net Assets	Rate of Management Fee
First $1 billion	0.650%
Next $1 billion	0.625%
Next $3 billion	0.600%
Next $5 billion	0.575%
Over $10 billion	0.550%

Upon any termination of this agreement before the end of a month, the fee for such part of that month shall be prorated according to the proportion that such period bears to the full monthly period and shall be payable upon the date of termination of this Agreement. For the purpose of determining fees payable to the Manager, the value of the Fund’s net assets shall be computed at the times and in the manner specified in the Fund’s Prospectus and Statement of Additional Information as from time to time in effect.

2. Except as amended herein, all the provisions of the Management Agreement shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the parties have caused their duly authorized representatives to execute this Amendment to Management Agreement as of the date first written above.

SMITH BARNEY FUND MANAGEMENT LLC		SMITH BARNEY INCOME FUNDS

By:	/s/ R. Jay Gerken	By:	/s/ R. Jay Gerken
Name: R. Jay Gerken		Name: R. Jay Gerken
Title: Chairman, President and Chief Executive Officer		Title: Chairman of the Board, President and Chief Executive Officer